FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON JANUARY 10th, 2017

1.         DATE, TIME AND PLACE: On January 10th, 2017, at 10:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The call to order was waived pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All of the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Diez Gomez, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

4.         AGENDA: Analysis and resolution to raise R$ 800,000,000.00 through the issuance of Promissory Notes under the terms of CVM Instruction No. 476.

5.         RESOLUTIONS: As the meeting was commenced, Messrs. Members Board of Directors examined the items comprised in the Agenda and, after discussions, resolved as follows, unanimously and without reservation, based on the favorable recommendation by the Financial Committee:

5.1.      To approve the launch the third (3rd) public issuance of commercial promissory notes of the Company, for public distribution with restricted efforts of distribution, pursuant to CVM Rule 476/09, with the following characteristics: (i) quantity and serial number of Promissory Notes: three-hundred twenty (320) Promissory Notes, which will be issued in a single installment; (ii) unit face value: R$ 2,500,000.00 (two-million five-hundred thousand Brazilian Reais) in the respective Issuance Date, as defined below ("Unit Face Value"); (iii) total amount of the issuance: R$ 800,000,000.00 (eight-hundred million Brazilian Reais); (iv) form and proof of ownership: the Promissory Notes will be issued as deeds, and will be held in custody by the institution hired to provide custodian services for physical custody of the Promissory Notes ("Custodian"), and, for all legal purposes, the ownership of the Promissory Notes shall be evidenced by the possession of the deeds. The Promissory Notes shall circulate with endorsement of mere transfer of ownership, without guarantee. In addition, it shall be recognized as proof of ownership the extract issued by CETIP S.A. – Mercados Organizados ("CETIP") on behalf of the respective holder of the promissory note, for the notes deposited electronically with CETIP; (v) date of issuance: the date of issuance of the Promissory Notes shall be the date of their actual subscription and payment ("Issuance Date"); (vi) maturity of the Promissory Notes: maturity of the Promissory Notes shall occur within 180 (one-hundred eighty) days as of the Issuance Date of the Promissory Notes, except for possible Optional Early Redemption or accelerated maturity, provided that all Promissory Notes shall have the same expiration date ("Expiration Date"); (vii) subscription price and payment: the Promissory Notes shall be paid in cash, upon subscription, in Brazilian currency, in accordance with the liquidation rules applicable to CETIP, which may be subscribed with a premium or a discount; (viii) distribution and trading: the Promissory Notes shall be deposited (i) for distribution in the primary market and subscribed according to CETIP's procedures, exclusively via the ‘MDA – Módulo de Distribuição de Ativo’ (asset distribution module), managed and operated by CETIP, with the distribution financially liquidated in accordance with the procedures of CETIP; and (ii) for trading in the secondary market through the ‘Module CETIP21 – Títulos e Valores Mobiliários’, managed and operated by CETIP, and negotiations financially liquidated and the Promissory Notes electronically deposited with CETIP. Concurrently with the liquidation, the Promissory Notes shall be deposited in the name of the holder in CETIP’s Electronic Custody System. The Promissory Notes shall be subject to public distribution with restricted efforts of distribution, under firm guarantee of placement, to be provided by an institution of the distribution system of securities, leader of the restricted offer of the Promissory Notes ("Lead Underwriter") having as target professional investors, as defined under Article 9-A of CVM Rule No. 539, dated November 13th, 2013, as amended; (ix) compensation of the Promissory Notes: over the Unit Face Value of the Promissory Notes shall accrue interests corresponding to 103,95%  (one-hundred and three integers and ninety-five hundredths percent) of the cumulative percentage variation in the average daily rates of the DI - Interbank Deposits for one day, over extra group, expressed as a percentage per year on a  two-hundred and fifty-two (252) business day basis, calculated and published daily by CETIP in the daily bulletin available on its website (http://www.cetip.com.br), calculated exponentially and cumulatively, pro rata from the Issuance Date until the date of effective payment ("Compensatory Interest") considering the criteria set out in the "Notebook of Formulas, Commercial Notes - CETIP21" available for consultation on the website http://www.cetip.com.br, reproduced in the deeds of the Promissory Notes; (x) compensation payment periodicity: in a single installment, together with the Unit Face Value, at the time of maturity or accelerated maturity of each of the Promissory Notes or on the date of Optional Early Redemption; (xi) adjustment of face value: there shall be no adjustment of the face value of the Promissory Notes; (xii)

acceleration: the Promissory Notes may be subject to automatic and early maturity, in which case the Issuer will owe the payment of the Unit Face Value plus other charges, calculated pro rata temporis from the Issuance Date until the date of payment of early matured Promissory Notes, by virtue of the events that shall be described in the deeds, and subject to the procedures thereof; (xiii) optional early redemption: the Promissory Notes may be early redeemed on the sixtieth (60th) day onwards, as of Issuance Date, in whole or in part, at the Issuers’ unilateral decision, in accordance with CVM Rule 566/15, 3rd paragraph of the 5th Article, upon payment of the Unit Face Value plus Compensatory Interests calculated pro rata temporis from the Issuance Date until the date of effective redemption ("Outstanding Balance”), without payment of any premium ("Optional Early Redemption"), whereas: (1) (a) the holders of the Promissory Notes should be informed with at least five (5) business days prior to the redemption (Y) by correspondence sent by the Issuer to holders of the Promissory Notes or (Z) by means of publication of notice to the holders of the Promissory Notes in the newspapers indicated in the deeds of the Promissory Note and (b) CETIP should be informed at least three (3) business days prior to the redemption, and such notice shall inform (I) the date of early redemption, (II) the place of its performance, (III) the redemption procedure, (IV) estimate of the amount that will be redeemed and (V) any other information necessary to implement the transaction of early redemption; (2) any partial early redemption shall be carried out by means of raffle or auction, pursuant to paragraph 5 of Article 5 of CVM Rule 566/15; and (3) the liquidation of the Optional Early Redemption shall follow the operating procedures provided by CETIP for Promissory Notes that are deposited electronically with CETIP. All steps for the validation process of the early redemption, such as accreditation of the Promissory Note holders and the qualification and validation of the number of the notes to be redeemed by each holder, will be conducted outside the scope of CETIP; (xiv) early redemption offer: the Company may, at any given time, offer optional and early redemption of the Promissory Notes, with the subsequent cancellation of such Promissory Notes, which shall be addressed to all of the holders of the Promissory Notes, without distinction, under equal conditions, according to these terms and conditions stated below (“Optional Offer of Early Redemption”). The Company will hold the offer by announcement through those means set out in the deeds of the Promissory Notes (“Notice of Optional Offer of Early Redemption”), which shall describe the terms and conditions of such Optional Offer of Early Redemption, including (a) the amount of Promissory Notes covered by the Optional Offer of Early Redemption; (b) whether the Optional Offer of Early Redemption shall be conditioned to it being accepted by a minimal amount of the holders of the Promissory Notes; (c) the amount of the early redemption premium, if any, which shall not be negative; (d) the means of response for those holders of Promissory Notes who opt to enter the Optional Offer of Early Redemption; (e) the effective date of early redemption of the Promissory Notes; (f) in the event of a partial Optional Offer of Early Redemption, the criteria for raffle or auction of redemption amongst the holders of Promissory Notes who accept the Optional Offer of Early Redemption and (g) other information that may be needed for the decision making of the holders of Promissory Notes, and the procedures of the early redemption of the Promissory Notes. The Company shall communicate to the agent bank and to CETIP the date of the early redemption, at least three (3) business days in advance to its occurrence. The amount payable in connection with each Promissory Note, indicated by their respective owner, will be equal to the Unit Face Value, plus (a) the Compensation, calculated on a pro rata temporis basis, from the Issuance Date until the date of actual payment; and (b) if applicable, the early redemption premium, to be offered to the holders of the Promissory Notes in the Company’s sole discretion; (xv) placement of additional lot and allotment: there shall be no placement of additional lot and allotment of Promissory Notes; (xvi) late charges: in case of tardiness in payment of any amount owed under the Promissory Notes, the amounts in arrears shall be subject to (a) conventional moratorium fine, irreducible and non-compensatory, of 2% (two percent) over the unpaid and due amount; and (b) the non-compensatory interests calculated from the date of default to the date of actual payment at the rate of 1% (one percent) per month, or month fraction, over the amount overdue, regardless of judicial or extrajudicial notice or notification; (xvii) extension of due dates: due dates shall be considered automatically extended until the next business day if due date is a bank or market holiday in the city of São Paulo, State of São Paulo, without any accrual to the amounts to be paid, except in cases with payments to be made through CETIP, in which case there will only be extension when the date of payment of the obligation is a Saturday, a Sunday or a national public holiday; (xviii) guarantees: the Promissory Notes will not be backed by avail, personal guarantees or any collaterals; (xix) the place of payment: payments related to the Promissory Notes shall be made in accordance with the procedures adopted by CETIP, when the Promissory Notes are deposited electronically with CETIP, or at the Issuer’s headquarters, or in accordance with the procedures adopted by the agent bank (“Agent Bank”), whenever the promissory note is not filed electronically at CETIP; (xix) allocation of resources: the net proceeds of the Issuance will be fully used to strengthen the working capital of the Company.

5.2.      Granting of Powers to the Board of Officers of the Company: Authorize the Board of Officers and other legal representatives of the Company to, on its behalf, (i) hire an institution member of the securities distribution system to play the intermediary institution function of leading the public offering with restricted distribution efforts of the Promissory Notes; (ii) hire service providers for the Issuance, such as the Agent Bank, Custodian of the physical custody of the Promissory Notes, legal advisors, among others; (iii) negotiate and define all the specific terms and conditions of the Issuance and the Offer that were not specifically subject to the approval of this meeting of the Board of Directors, in particular the terms and conditions of acceleration; (iv) enter into any documents, including but not limited to the deeds and placement agreement and distribution of the Promissory Notes; and (v) to take all necessary steps to carry out the Issuance and the Offer. All acts relating to the Offer which have been previously performed by the Board of Officers and other legal representatives of the Company are hereby ratified.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, January 10th, 2017. Chairman - Mr. Jean-Charles Henri Naouri; Secretary - Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Diez Gomez, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

7.         CERTIFICATE: I hereby declare that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Board of Directors.

_____________________________

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 10, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.